UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pasithea Therapeutics Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70261F103
(CUSIP Number)

Tiago Reis Marques Chief Executive Officer 1111 Lincoln Road, Suite 500 Miami Beach, Florida 33139 Telephone Number (702) 514-4174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 70261F103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Lawrence Steinman
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	1,577,174*
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	1,577,174*
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,577,174*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11): 6.0%*
14.	Type of Reporting Person (See Instructions): IN

*	As of the date hereof, Professor Lawrence Steinman (“Prof. Steinman”) may be deemed to beneficially own an aggregate of 1,547,174 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Pasithea Therapeutics Corp., a Delaware corporation (the “Issuer”), consisting of (i) 1,327,174 shares of Common Stock, (ii) warrants to purchase up to 200,000 shares of Common Stock, and (iii) vested stocks options to purchase up to 50,000 shares of Common Stock. This excludes 50,000 shares of Common Stock underlying stock options that are not exercisable within 60 days hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Prof. Steinman may be deemed to beneficially own 1,577,174 shares of Common Stock, representing 6.0% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 26,126,740 shares of Common Stock issued and outstanding as of June 2, 2023, based on information obtained from the Issuer.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1111 Lincoln Road, Suite 500, Miami Beach, Florida 33139. Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

This statement is being filed by Prof. Lawrence Steinman (the “Reporting Person”).

The Reporting Person is a co-founder of the Issuer and the Executive Chairman of the Board of Directors of the Issuer. The Reporting Person exercises sole voting and dispositive power over all securities of the Issuer held by himself directly and reported herein.

The principal business address for the Reporting Person is 1111 Lincoln Road, Suite 500, Miami Beach, Florida 33139.

The principal business of the Reporting Person is to teach as a Professor of Neurology and Neurological Sciences, Pediatrics, and Genetics at Stanford University School of Medicine and to serve as the Executive Chairman of the Board of Directors of the Issuer.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons has not been, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering, which closed in September 2021, the Reporting Person beneficially owned 600,000 shares of Common Stock of the Issuer obtained in connection with his position as a co-founder of the Issuer. These shares were acquired for no consideration.

On August 2, 2021, the Issuer granted the Reporting Person stock options to purchase 100,000 shares of Common Stock in connection with his position as a director for no consideration.

On June 21, 2022, the Issuer issued to the Reporting Person 652,174 Shares of Common Stock and warrants to purchase up to 200,000 shares of Common Stock in connection with the Issuer’s acquisition of Alpha-5 integrin, LLC, an entity of which the Reporting Person was a founder.

The Reporting Person used a total of approximately $59,687.48 in personal funds for the purchase of 75,000 of the shares of Common Stock reported herein.

Item 4. Purpose of Transaction.

The Reporting Person is a co-founder of the Issuer and the Executive Chairman of the Board of Directors of the Issuer. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, purchase or sell securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock of the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 26,126,740 shares of Common Stock issued and outstanding as of June 2, 2023, based on information obtained from the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 1,547,174 shares of Common Stock of the Issuer, consisting of (i) 1,327,174 shares of Common Stock, (ii) warrants to purchase up to 200,000 shares of Common Stock, and (iii) vested stocks options exercisable for up to 50,000 shares of Common Stock. This excludes 50,000 shares of Common Stock underlying stock options that are not exercisable within 60 days hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own 1,577,174 shares of Common Stock, representing 6.0% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

On June 2, 2023, the Reporting Person purchased 30,000 shares of Common Stock at a weighted average price of $0.431 per share. Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

The Reporting Person, in his capacity as the Executive Chairman of the Board of Directors of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Stock Incentive Plan. The Reporting Person will serve as the Executive Chairman of the Board of Directors of the Issuer until his successor has been elected and qualified or until the earlier of his resignation or removal.

Item 7. Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2023

By:	/s/ Lawrence Steinman
Lawrence Steinman

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

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